SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*


                         The Associated Group, Inc.
                              (Name of Issuer)

               Class A Common Stock, par value $.10 per share
               Class B Common Stock, par value $.10 per share
                       (Title of Class of Securities)

                           045651 10 6 (Class A)
                           045651 20 5 (Class B)
                               (CUSIP Number)

                             Lillian R. Berkman
                       c/o The Associated Group, Inc.
                             650 Madison Avenue
                                 25th Floor
                          New York, New York 10022
                               (212) 301-2800
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                                 Copies to:


           Scott G. Bruce, Esq.                     Kent A. Coit, Esq.
        The Associated Group, Inc.            Skadden, Arps, Slate, Meagher
          Three Bala Plaza East                         & Flom LLP
                Suite 502                           One Beacon Street
     Bala Cynwyd, Pennsylvania 19004           Boston, Massachusetts 02108
              (610) 660-4910                          (617) 573-4800



                                May 28, 1999
          (Date of Event which Requires Filing of this Statement)


  If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent. * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                SCHEDULE 13D

     CUSIP Nos. 045651 10 6 (Class A)
                045651 20 5 (Class B)
     -------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Lillian R. Berkman
            ###-##-####
     -------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
          Instructions) (a) ( ) (b) (X)

     -------------------------------------------------------------------
     3.   SEC USE ONLY

     -------------------------------------------------------------------
     4.   SOURCE OF FUNDS (See Instructions)

            00 (See Item 3)
     -------------------------------------------------------------------
     5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )

     -------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
     -------------------------------------------------------------------
                                7.  SOLE VOTING POWER (See Item 5)
           NUMBER OF                   -0- (Class A)
            SHARES                     -0- (Class B)
         BENEFICIALLY          -----------------------------------------
           OWNED BY             8.  SHARED VOTING POWER (See Item 5)
             EACH                      3,234,020 (Class A)
           REPORTING                   3,111,870 (Class B)
            PERSON             -----------------------------------------
             WITH               9.  SOLE DISPOSITIVE POWER (See Item 5)
                                       -0-  (Class A)
                                       450,000 (Class B)
                               ------------------------------------------
                               10.  SHARED DISPOSITIVE POWER (See Item 5)
                                       3,234,020 (Class A)
                                       2,661,870 (Class B)
     --------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               3,234,020 (Class A)
               3,111,870 (Class B)
     -------------------------------------------------------------------
     12.  CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES (See Instructions)                               (X)

     -------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

               17.2% (Class A)
               16.0% (Class B)
     -------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON (See Instructions)

          IN
     -------------------------------------------------------------------


Note: This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") amends a Statement on Schedule 13D, dated October 3, 1995 (the "Schedule 13D"), as amended by this Amendment No. 1, this "Statement"), filed on behalf of Lillian R. Berkman, relating to the Class A Common Stock (as defined herein) and the Class B Common Stock (as defined herein). This Amendment No. 1 is being filed to report the Voting Agreement (as defined herein) entered into by Lillian Berkman on May 28, 1999, and also reflects a gift of 200,000 shares of Class A Common Stock made on behalf of the Estate of Jack N. Berkman, of which Ms. Berkman is an Executor, to the Sybiel Berkman Foundation (the "SBF"), of which Ms. Berkman is a trustee. The share amounts set forth in this Amendment No. 1 reflect the two-for-one split of the Class A Common Stock and the Class B Common Stock, effected by a stock dividend paid on October 27, 1997, so that any share amounts relating to an event preceding such stock split reflect such stock split as if such stock split preceded such event.

            Pursuant to Section 232.101 of Regulation S-T, which provides that an amendment to a paper format Schedule 13D filed by a registrant that has become subject to mandated electronic filing shall be in electronic format and the first such amendment shall restate the entire text of the Schedule 13D (except that previously filed paper exhibits to such Schedule 13D are not required to be restated), this Amendment No. 1 amends, supplements and restates, as of the date set forth on the signature page below, the Schedule 13D.

Item 1.  Security and Issuer.

      The titles of the classes of equity securities to which the Schedule 13D, as amended by this Amendment No. 1, relates are the Class A Common Stock, par value $.10 per share (together with the preferred stock purchase rights associated therewith, the "Class A Common Stock"), and the Class B Common Stock, par value $.10 per share (together with the preferred stock purchase rights associated therewith, the "Class B Common Stock" and together with the Class A Common Stock, the "Company Common Stock"), of The Associated Group, Inc., a Delaware corporation (the "Company"), 200 Gateway Towers, Pittsburgh, Pennsylvania 15222.

Item 2.  Identity and Background.

      (a) The Schedule 13D, as amended by this Amendment No. 1, is filed on behalf of Lillian R. Berkman who is referred to herein as "Ms. Berkman".

      (b)  Ms. Berkman's business address is c/o The Associated
Group, Inc., 650 Madison Avenue, 25th Floor, New York, New York
10022.

      (c) Ms. Berkman is a Vice President of the Company.

      (d) and (e) During the past five years, Ms. Berkman has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating any activities subject to, federal or state securities laws or finding any violation of such laws.

      (f)  Ms. Berkman is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

      On October 3, 1995, Preliminary Letters Testamentary, and subsequently, on January 3, 1996, Full Letters Testamentary (the "Letters Testamentary") were issued by the Surrogate's Court of New York County, New York, to Ms. Berkman as one of three executors (each an "Executor," and collectively the "Executors") of the estate of her late husband, Jack N. Berkman (the "Estate"), which beneficially owned, at the time the Schedule 13D was filed, 2,532,416 shares of Class A Common Stock and 2,560,266 shares of Class B Common Stock, which amount included options to purchase 27,850 shares of Class B Common Stock (the "Estate Options"). The three Executors share equally the power to dispose of and vote the shares of Company Common Stock beneficially owned by the Estate.

      On June 20, 1996, the Executors made a gift, on behalf of the Estate, of 200,000 shares of Class A Common Stock to the SBF. Ms. Berkman and Mr. Myles P. Berkman are the trustees of the SBF (each a "Trustee", and together the "Trustees"). The Trustees share equally the power to dispose of and vote the 200,000 shares of Class A Common Stock beneficially owned by the SBF. In June, 1996, the Executors exercised, on behalf of the Estate, all of the outstanding Estate Options for 27,850 shares of Class B Common Stock, at an exercise price of $.45 per share which was paid from funds in the Estate. On March 5, 1997, the Executors made a gift, on behalf of the Estate, of 150,000 shares of Class B Common Stock to Harvard University.

      Prior to the acquisition of beneficial ownership of shares of Company Common Stock as a result of becoming an Executor, on December 15, 1994 (the "Distribution Date"), Ms. Berkman acquired beneficial ownership of 701,604 shares of each class of Company Common Stock through a pro rata dividend distribution (the "Distribution") to holders of common stock of Associated Communications Corporation, a Delaware corporation ("ACC"), as of the close of business on December 15, 1994, the record date for the Distribution (the "Record Date"). Pursuant to the Distribution, each holder of shares of ACC common stock received 1/4 share of Class A Common Stock and 1/4 share of Class B Common Stock for each share of ACC common stock held by such holder on the Record Date. Ms. Berkman did not pay any consideration in connection with her receipt of shares of Company Common Stock pursuant to the Distribution.

      As an inducement for AT&T Corp., a New York corporation ("AT&T"), and Liberty Media Corporation, a Delaware corporation ("Liberty"), to enter into the Agreement and Plan of Merger, dated as of May 28, 1999, by and among AT&T, Liberty, A-Group Merger Corp., a wholly owned subsidiary of AT&T ("Merger Sub"), and the Company (the "Merger Agreement"), and in consideration thereof, Ms. Berkman, in her individual capacity and in her capacity as an Executor, entered into the Voting Agreement (described in Item 4 of this Statement and incorporated herein by reference). Except as set forth in the preceding sentence, neither AT&T nor Liberty paid any consideration in connection with entering into the Voting Agreement.

Item 4.  Purpose of the Transaction.

      Subject to the terms of the Voting Agreement (as defined below), and to the conversion of shares of Company Common Stock pursuant to the Merger (as defined below), Ms. Berkman, in her capacity as an Executor, intends to hold the shares of Company Common Stock owned by the Estate for investment on behalf of the Estate. However, in order to satisfy testamentary bequests, taxes and estate administration expenses, and depending on, among other things, fiduciary duties, market conditions and business developments, Ms. Berkman, in her capacity as an Executor, may from time to time, on behalf of the Estate, subject to the terms of the Voting Agreement with respect to the shares of Class A Common Stock beneficially owned by the Estate, dispose of some or all of the shares of Company Common Stock beneficially owned by the Estate. Additionally, although she has no present intention of doing so, and depending on, among other things, fiduciary duties, market conditions and business developments, Ms. Berkman, in her capacity as an Executor, may from time to time acquire additional shares of Company Common Stock on behalf of the Estate. The foregoing is qualified in its entirety by reference to the fact that Ms. Berkman shares equally with the other two Executors the power to dispose of and vote such shares of Company Common Stock and may not act alone in the disposition or voting of the shares of Company Common Stock beneficially owned by the Estate.

      The purpose of the gifts of 200,000 shares of Class A Common Stock and 150,000 shares of Class B Common Stock made by the Executors on behalf of the Estate was to satisfy testamentary bequests under Jack N. Berkman's will.

      Subject to the terms of the Voting Agreement, and to the conversion of shares of Company Common Stock pursuant to the Merger, Ms. Berkman, in her capacity as a Trustee, intends to hold the shares of Class A Common Stock gifted to and owned by the SBF for investment on behalf of the SBF. Depending on, among other things, fiduciary duties, market conditions and business developments, Ms. Berkman, in her capacity as a Trustee, may from time to time, on behalf of the SBF, subject to the terms of the Voting Agreement, dispose of some or all of the shares of Class A Common Stock beneficially owned by the SBF. The foregoing is qualified in its entirety by reference to the fact that Ms. Berkman shares equally with the other Trustee the power to dispose of and vote such shares of Class A Common Stock and may not act alone in the disposition or voting of the shares of Class A Common Stock beneficially owned by the SBF.

      With respect to the shares of Company Common Stock acquired by Ms. Berkman in the Distribution, reference is made to Item 3 for information relating to the Distribution discussed therein, which information is incorporated herein by reference. Prior to the Distribution, ACC owned all of the outstanding shares of Company Common Stock. On the Distribution Date, subsequent to the Distribution, pursuant to the Agreement and Plan of Merger and Reorganization, dated as of February 23, 1994 (the "SBC Merger Agreement"), among ACC, Southwestern Bell Corporation d/b/a SBC Communications Inc., a Delaware corporation ("SBC"), and SBMS Acquisition Corp., a Delaware corporation and an indirect, wholly owned subsidiary of SBC ("SBMS"), SBMS merged with and into ACC (the "SBC Merger"), and ACC became an indirect, wholly owned subsidiary of SBC. Under the SBC Merger Agreement, it was a condition to the consummation of the SBC Merger that the Distribution be completed prior thereto.

      On May 28, 1999, the Company entered into the Merger Agreement providing, upon the terms and subject to the conditions set forth therein, for the acquisition of the Company by means of a merger of Merger Sub with and into the Company (the "Merger"), with the Company surviving the Merger. At the effective time of the Merger (the Effective Time") each share of Class A Common Stock and Class B Common Stock will be converted into AT&T common stock and Class A Liberty Media Group Stock of AT&T. Consummation of the Merger is subject to the approval of the Merger Agreement by the Company's stockholders, the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the receipt of all required approvals of the Federal Communications Commission and any other required regulatory approvals, and the satisfaction or waiver of certain other conditions as more fully described in the Merger Agreement.

      On May 28, 1999, Ms. Berkman and certain other stockholders of the Company (the "Stockholders") entered into a voting agreement (the "Voting Agreement") with AT&T and Liberty. The Voting Agreement was entered into by Ms. Berkman as an inducement to AT&T and Liberty to enter into the Merger Agreement.

      Pursuant to the Voting Agreement, Ms. Berkman has agreed with Liberty, severally and not jointly with the other Stockholders, to vote all of the shares of Company Common Stock that she has the right to vote or direct the voting as of the applicable record date (a) in favor of adoption and approval of the Merger Agreement and the Merger, and (b) against any other merger, consolidation, reorganization, other business combination, or recapitalization involving the Company, for the acquisition of a 25% or greater interest in the equity of the Company, for the acquisition of the right to cast 25% or more of the votes on any matter with respect to the Company, or for the acquisition of more than 25% of the assets of the Company and certain of its subsidiaries, taken as a whole (an "Alternative Proposal").

      In addition, in the Voting Agreement, Ms. Berkman has agreed with Liberty that she will not directly or indirectly sell, pledge, encumber, grant any proxy or enter into any voting or similar agreement with respect to, transfer or otherwise dispose of (collectively, a "Transfer"), or agree or contract to Transfer, any shares of Class A Common Stock (or interest therein) subject to the Voting Agreement with respect to which Ms. Berkman directly or indirectly controls the right to Transfer, except that she may
(i) pledge such shares of Class A Common Stock so long as she retains full voting rights with respect to such pledged shares (even in the event of foreclosure by the pledgee), or (ii) Transfer to any person or entity (including without limitation an estate) who or which shall have agreed in writing with Liberty to be bound by the Voting Agreement. The Voting Agreement imposes no restrictions on the ability of Ms. Berkman to transfer or otherwise dispose of any shares of Class B Common Stock beneficially owned by her.

      The Voting Agreement terminates upon the earliest to occur of (i) the Effective Time, or (ii) the date on which the Merger Agreement is terminated in accordance with its terms, provided, however, that if the Merger Agreement is terminated as a result of (A) the stockholders of the Company failing to approve the Merger Agreement and Merger, or (B) the Company's board of directors withdrawing or modifying (in a manner adverse to AT&T or Liberty) its approval or recommendation of the Merger, or approving, recommending or authorizing the Company to enter into, an agreement with respect to, an Alternative Proposal, then the Voting Agreement shall terminate upon the earlier of (A) six months after such termination of the Merger Agreement, or (B) the date of payment of any termination fee that may be payable as a result of such termination of the Merger Agreement.

      The foregoing description of the Merger Agreement and the Merger, and the Voting Agreement, respectively, do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement and the Voting Agreement, respectively, a copy of which, in the case of the Merger Agreement, is incorporated by reference as Exhibit A hereto and, in the case of the Voting Agreement, is attached hereto as Exhibit B, both of which agreements are incorporated herein by reference.

      Although she has no current plans to do so (other than as disclosed in this Statement), from time to time Ms. Berkman may acquire additional shares of Company Common Stock or, subject to the terms of the Voting Agreement, dispose of some or all of the shares of Company Common Stock beneficially owned by her.

      With respect to the Company and except as set forth or incorporated by reference in this Statement, Ms. Berkman currently has no plans or proposals which would relate to or which would result in:

      (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company;

      (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

      (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

      (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (e) any material change in the present capitalization or dividend policy of the Company;

      (f) any other material change in the Company's business or corporate structure;

      (g) changes in the company's certificate of incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

      (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

      (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

      (a) Ms. Berkman beneficially owns 3,234,020 shares of Class A Common Stock, representing approximately 17.2% of the total number of shares of Class A Common Stock outstanding as of May 28, 1999. Such shares of Class A Common Stock include (i) 450,000 shares beneficially owned by Ms. Berkman individually, (ii) an aggregate of 251,604 shares held by two trusts (the "Trusts") for the benefit of two of Mr. Jack N. Berkman's children, the trustees of which are Ms. Berkman and Bank One of Eastern Ohio, N.A. ("Bank One"), and as to which Ms. Berkman disclaims beneficial ownership, (iii) 2,332,416 shares beneficially owned by the Estate and as to which Ms. Berkman disclaims beneficial ownership and (iv) 200,000 shares beneficially owned by the SBF, as to which Ms. Berkman disclaims beneficial ownership.

      Ms. Berkman beneficially owns 3,111,870 shares of Class B Common Stock, representing approximately 16.0% of the total number of shares of Class B Common Stock outstanding as of May 28, 1999. Such shares of Class B Common Stock include (i) 450,000 shares beneficially owned by Ms. Berkman individually, (ii) an aggregate of 251,604 shares held by the Trusts, the trustees of which are Ms. Berkman and Bank One, and as to which Ms. Berkman disclaims beneficial ownership and (iii) 2,410,266 shares beneficially owned by the Estate and as to which Ms. Berkman disclaims beneficial ownership.

      Ms. Berkman disclaims beneficial ownership of any shares of Company Common Stock beneficially owned by the two other Executors of the Estate, the other Trustee of the SBF, and the other Trustee of the Trusts.

      By virtue of the Voting Agreement, Ms. Berkman may be deemed to have formed a "group" with Liberty, for purposes of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) thereunder. However, Ms. Berkman expressly declares that the filing of this Statement shall not be construed as an admission by her, and Ms. Berkman expressly disclaims that she has formed or is a member of any such group, and she disclaims beneficial ownership of any shares of Company Common Stock that may be beneficially owned or be deemed to be beneficially owned by Liberty or any such group.

      (b) Ms. Berkman has the sole power to vote or to direct the vote, subject to the terms of the Voting Agreement, and, subject to the terms of the Voting Agreement with respect to the 450,000 shares of Class A Common Stock, sole power to dispose or direct the disposition of each of the 450,000 shares of each class of Company Common Stock beneficially owned by her individually. Ms. Berkman shares with Bank One the power to vote and to direct the vote of the 251,604 shares of each class of Company Common Stock beneficially owned by the Trusts, subject to the terms of the Voting Agreement, and the power to dispose or direct the disposition of such shares, subject to the terms of the Voting Agreement with respect to such 251,604 shares of Class A Common Stock. Ms. Berkman shares with the two other Executors the power to vote and to direct the vote of the 2,332,416 shares of Class A Common Stock and the 2,410,266 shares of Class B Common Stock beneficially owned by the Estate, subject to the terms of the Voting Agreement, and the power to dispose or direct the disposition of such shares, subject to the terms of the Voting Agreement with respect to such 2,332,416 shares of Class A Common Stock. Ms. Berkman shares with the other Trustee the power to vote and direct the vote and to dispose or to direct the disposition of the 200,000 shares of Class A Common Stock owned beneficially by the SBF, subject to the terms of the Voting Agreement.

      By virtue of the Voting Agreement, Ms. Berkman may be deemed to share with Liberty the power to vote or to direct the vote of the shares of Company Common Stock, and the power to dispose or direct the disposition of the shares of Class A Common Stock, beneficially owned by her. However, (i) Liberty is not entitled to any rights as a stockholder of the Company as to any such shares of Class A Common Stock or Class B Common Stock and (ii) the filing of this Amendment No. 2 should not be construed as an admission that Ms. Berkman, and Ms. Berkman expressly disclaims that she, shares such voting or dispositive power with Liberty.

      (c) Except for the entering into the Voting Agreement, Ms. Berkman has not effected any transaction in the shares of Company
Common Stock during the past sixty days.

      (d) With respect to the 251,604 shares of each class of Company Common Stock held by the Trusts as described in Item 5(a) above, the applicable trust, trustees or trust beneficiaries may be deemed to have the right to receive or direct the receipt of the dividends from, or the proceeds from the sale of, such shares. With respect to the shares of Company Common Stock beneficially owned by the Estate, the Estate or the beneficiaries under Mr. Jack N. Berkman's will (which indirectly include Mr. Myles P. Berkman, his brothers Monroe Berkman and Stephen Berkman and, under certain circumstances, their respective spouses and descendants) may be deemed to have the right to receive or direct the receipt of the dividends from, or the proceeds from the sale of, such shares. With respect to the shares of Class A Common Stock beneficially owned by the SBF, the SBF may be deemed to have the right to receive or direct the receipt of the dividends from, or the proceeds from the sale of, such shares. With respect to all other shares of Company Common Stock beneficially owned by Ms. Berkman, Ms. Berkman is not aware of any other person who may be deemed to have the right to receive or direct the receipt of the dividends from, or the proceeds from the sale of, such shares.

      (e) Not applicable.

Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer.

      Reference is made to Items 3 and 4 above for information relating to
(i) the Letters Testamentary and the Estate Options, (ii) the Distribution and (iii) the Voting Agreement, and to Item 5 above to the description of the Trusts, which information is incorporated herein by reference. Reference is made to Item 5(d) above for information relating to Mr. Jack
N. Berkman's will, which information is incorporated herein by reference.

      Except as described or incorporated by reference in this Statement, Ms. Berkman does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to the transfer or voting of any of such securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.     Material to be Filed as Exhibits.

      Exhibit A:  Merger Agreement(*)
      Exhibit B:  Voting Agreement

--------
(*) Incorporated hereby by reference to Exhibit 2.1 to the Current Report on Form 8-K of The Associated Group, Inc. dated June 2, 1999.


                                 SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 11, 1999


                                          /s/ Lillian R. Berkman
                                          -----------------------
                                          Lillian R. Berkman




                               EXHIBIT INDEX


Exhibit     Description

   A              Merger Agreement(*)

   B              Voting Agreement



--------
(*) Incorporated hereby by reference to Exhibit 2.1 to the Current Report on Form 8-K of The Associated Group, Inc. dated June 2, 1999.